

February 18, 2011

Mr. Mark Libratore
President, Chief Executive Officer and Director
Liberator Medical Holdings, Inc.
2979 SE Gran Park Way
Stuart, FL 34997

Re: Liberator Medical Holdings, Inc.
Form 10-K for the Year Ended September 30, 2010
Filed January 13, 2011
File No. 000-05663

Dear Mr. Libratore:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Critical Accounting Policies, Judgments and Estimates
Accounts receivable, page 17

1. Please provide us proposed revised disclosure to be included in future filings to address the following:
   - For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2010, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2009 and the amount of the new estimate or settlement amount that was recorded during 2010.
   - Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.
   - Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on

management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

- Disclose your policy for collecting co-payments and identify the payor group the co-payments are included in the aging schedule requested above.
- If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.
- State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off. Clarify the threshold (amount and age) for account balance write-offs.

Deferred Advertising Costs, page F-8

2. Please explain to us how your deferral of direct-response advertising costs complies with ASC 340-20-25-4. In your response, at a minimum, please ensure you address the following:
   - Please demonstrate for us how you determined that the customers are directly responding to your advertisement. For example, a telephone number that is dedicated to each advertisement may help you track the response of a specific advertisement. Refer to ASC 340-20-25-6 and 15-4.
   - Please demonstrate how you are realizing benefits for up to six years as a direct result of your advertisement. In supporting your accounting, you must show that you secure sales for the six years following the TV advertisement without any further effort. This includes mailing an order form or filling an order before a contract that covers the six-year period is received by you.
   - Given that you have apparently significantly increased your direct-response advertising spend from $4.2 million in fiscal 2009 to $10.8 million in fiscal 2010, please demonstrate to us the persuasive evidence you gathered to believe that this increased spend will result in future economic benefits as required by ASC 340-20-25-9. In your response clarify whether your increased advertising spend is a result of expanding into new markets, providing new products, or a combination of both and how you can extrapolate your historical patterns to any new markets or products.

- Please clarify why you amortize your deferred advertising costs over a period between four and six years when you indicate that you estimate "future benefits for each cost pool for a period of no longer than four years."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant